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                                                                    Exhibit 4.3

SHARE EXCHANGE AGREEMENT


This Agreement is dated as at December 24, 2003 by and among :

1. MYMETICS CORPORATION, a company incorporated under the laws of Delaware (United States of America), with registered office at c/o Cohen & Grigsby, 11, Stanwix Street, Pittsburg PA 15222-1319 (United States of America), hereafter represented by Mr. Christian ROCHET, President and Chief Executive Officer and Mr. Ernst LUBKE, Chief Financial Officer (hereafter called "Mymetics")

2. [Details of Investor] (hereafter called "the Investor")

being hereafter collectively referred to as the "Parties to the present agreement" and any of them also referred to as a "Party".


WHEREAS the company 6543 LUXEMBOURG S.A. (being hereafter referred to as "the Company") is a "societe anonyme" incorporated under the laws of Luxembourg on March 28, 2001, inscribed at the Trade Register of Luxembourg under number B 81 628 and having its registered office at L-1325 Luxembourg, 3, rue de la Chapelle.

WHEREAS the Company has two classes of shares, being Class A Shares, composed of 15,865 ordinary shares and Class B Shares, composed of 15,372 exchangeable preferential non voting shares.

WHEREAS the holders of Class B Shares had the right to proceed to an exchange of their Class B Shares against common shares of Mymetics and to date, have effectively exchanged each of their Class B Shares against common shares of Mymetics.

WHEREAS the Investor intends to subscribe to 800 new Class B Shares of the Company at a total subscription price of E 83,200 and wants to benefit from the same right of exchange of such shares against common shares of Mymetics as had the former Class B shareholders of the Company.

WHEREAS the Investor wants furthermore an irrevocable option to subscribe latest on June 30, 2004 to an additional number of 1,000,000 shares of Mymetics at a total exercise price of US$ 100,000.-,

WHEREAS Mymetics is willing to grant such rights to the Investor.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows :



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1. Agreement

1.1. Exchange of shares:

Mymetics hereby agrees to proceed, at the request of the Investor, to an exchange of each and all, but not less than all, of the new Class B Shares of the Company which will be held by the Investor subsequent to an increase of subscribed capital of the Company effected before January 31, 2004 (hereafter "the Shares") against shares of common stock of Mymetics, par value $0.01.

For each share of Class B of the Company the Investor shall receive 1,250 (and not more) shares of common stock of Mymetics.

The Investor undertakes that at the time of such request, he will be the sole legal and beneficial owner of record with good, full and marketable title to the Shares to be transferred to Mymetics by way of exchange and upon consummation of such exchange, Mymetics will acquire from the Investor good and marketable title to such Shares, free and clear of all liens, pledges, options, restrictions and other encumbrances.

The request for exchange can be made at any time and shall be sent to Mymetics by way of registered letter in the form annexed hereto with a copy to the Company. Upon receipt of such letter, Mymetics will require the Company to reflect in its share register the transfer of the Class B Shares to Mymetics and will furthermore have Mymetics' transfer agent issue to the Investor a new stock certificate representing the shares of Mymetics Common Stock held by the Investor pursuant to the exchange.

As from the date of the exchange, all rights to the Class B Shares of the Company, including all dividend rights, shall pass from the Investor to Mymetics.

1.2. Warrant:

Mymetics furthermore agrees to grant to the Investor an irrevocable option to subscribe to an additional number of 1,000,000 shares of Mymetics at a total exercise price of US$ 100,000.

The Investor must exercise such right before June 30, 2004.

In order to entitle the Investor to exercise such right under the before stated conditions, Mymetics undertakes to issue within a reasonable delay as from today warrants allowing such subscription of 1,000,000 shares of common stock of Mymetics, par value $0.01 per share by the Investor.


2. Further Assurances

Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.




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3. Notices

All notices, requests, claims, demands, reports and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy or e-mail, or by registered mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in writing to the Company) :

(a) if to MYMETICS :

MYMETICS CORPORATION
European Executive Office
65, route du Boiron
1260 Nyon
Switzerland
Tel : 011 41 22 363 13 10
Fax : 011 41 22 363 13 11

(b) if to the Investor :

[Investor's details]

(c) if to the Company :

6543 LUXEMBOURG S.A.
3, rue de la Chapelle
L-1325 LUXEMBOURG

Tel : 011 352 45 80 45 - 42
Fax : 011 352 45 45 89


4. Amendment and modification

No change or modification of this agreement shall be valid, binding or enforceable unless the same shall be in writing and signed by all the Parties to the present agreement.


5.Severability - Language

If any provision of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law.

In the event of any discrepancies or contradictions between this Agreement and the Articles, this Agreement shall prevail to the extent permitted by law.


6. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg (the "Agreed Jurisdiction").



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7. Resolution of disputes

In the event of disagreement between the Parties to the present agreement or between the Parties to the present agreement and the Company, every effort will be made at all levels in order to have it resolved. If necessary, an extraordinary general meeting of the Shareholders of the Company will be held.

In the event that the disagreement is not resolved after a period of 30 days, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (hereafter "Dispute") shall be submitted to and finally settled by arbitration under and in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the "Rules"). A party wishing to submit a dispute to arbitration shall give written notice to such effect to the other party/parties hereto. The parties shall have 30 calendar days after the giving of such notice to designate the arbitrators for the dispute. The party having started the arbitration procedure shall designate one arbitrator and the other party/parties hereto shall designate one arbitrator. The two designated arbitrators shall in turn choose a third arbitrator, who shall also be the chairman of the panel. If one of the two parties appoints an arbitrator but the other party fails to appoint its arbitrator within the 30-day period specified above, then the appointment of such second arbitrator shall be made by the President of the "Tribunal d'arrondissement de et a Luxembourg" upon the request of the other party ; and if the appointed arbitrators shall fail to appoint the third arbitrator within the 30 calendar days after the date of appointment of the most recently appointed arbitrator, the third arbitrator shall be appointed by the President of the "Tribunal d'arrondissement de et a Luxembourg" upon the request of either party. The site of the arbitration shall be Luxembourg, and the language to be used in the arbitration proceedings shall be the English language. The decision of the arbitrators shall be rendered within 90 calendar days from the appointment of the last arbitrator, and shall be final and binding upon all parties.


8. Miscellaneous

8.1. Section headings are for convenience of reference only and shall not be used to construe the meaning of any provision of this Agreement.

8.2. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one agreement.

8.3 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8. 4 This Agreement shall become effective as of the date of its signature.



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In witness whereof this Agreement was signed and executed by the Parties hereto in Nyon on the date first written above.


MYMETICS CORP.                                       Investor

Christian Rochet                                     [Investor's name]
President and
Chief Executive Officer



Ernst Lubke
Chief Financial Officer



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Form of request for exchange




MYMETICS CORPORATION
European Executive Office
65, route du Boiron
1260 Nyon
Switzerland


Re: Share Exchange Agreement dated December 24, 2003


Dear Sirs,

I refer to the Share Exchange Agreement signed with your company on December 24, 2003.

I do inform you hereby that I want to exercise my right of exchange of my 800 Class B shares of the Luxembourg company 6543 LUXEMBOURG S.A., having its registered office at L-1325 Luxembourg, 3, rue de la Chapelle against shares of common stock of your company.

As a consequence, please instruct the company 6543 LUXEMBOURG S.A. to reflect in its share register the transfer of my Class B Shares to Mymetics and furthermore have your transfer agent issue to me a new stock certificate representing the 1,000,000 shares of Mymetics Common Stock held by me pursuant to this exchange.

Yours sincerely,







[Investor]









Copy: 6543 LUXEMBOURG S.A.



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